Exhibit 99(a)(5)(C)

VineBrook Homes Trust Announces Second Amendment to Schedule TO Relating to its Tender Offer for up to $30 million, or 909,090 Shares, of its Class A Common Stock

DALLAS, September 28, 2026 /PRNewswire/ -- VineBrook Homes Trust, Inc. (“VineBrook Homes” or the “Company”) announced today it filed Amendment No. 2 to its Schedule TO (as amended, the “Schedule TO”) with the Securities and Exchange Commission (“SEC”) to disclose that it entered into a credit agreement the proceeds of which will be used to purchase shares of the Company’s Class A common stock, par value $0.01 per share (the “Shares”) in the Company’s previously announced tender offer (the “Offer”) and that the Company deems the financing condition satisfied and, to the extent not satisfied, waived. Amendment No. 2 can be found on the Company’s website at http://investors.vinebrookhomes.com/resources/2026-tender-offer-resources and the SEC’s EDGAR website at www.sec.gov. Stockholders are urged to read this information carefully before making any decision with respect to the Company’s Offer. The Schedule TO relates to the Company’s Offer to purchase up to $30 million, or 909,090 Shares, for cash at an Offer price equal to $33.00 per Share (the “Offer Price”).

The Offer commenced on September 4, 2026 and is currently scheduled to expire at 5:00 P.M., Eastern Time on October 5, 2026, unless the Offer is extended or withdrawn. The Offer is being made pursuant to the terms set forth in the Offer to Purchase, dated September 4, 2026 (as amended, the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”).

Under the terms of the Offer, stockholders who tender their Shares will receive the Offer Price in cash, subject to proration if the Offer is oversubscribed. Any Shares tendered may be withdrawn prior to expiration of the Offer.

While the Company’s Board of Directors has approved the Offer, none of the Company, its Board of Directors, LODAS Transfer, LLC, in its capacity as the Depositary and Paying Agent for the Offer, RBC Capital Markets, LLC, as the Dealer Manager, nor NexPoint Securities, Inc., as the Information Agent, makes any recommendation to any stockholder as to whether to tender or refrain from tendering any Shares. The Company has not authorized any person to make any such recommendation. Stockholders must decide whether to tender their Shares and, if so, how many Shares to tender. In doing so, stockholders should carefully evaluate all of the information in the Offer documents, before making any decision with respect to the Offer, and should consult their own broker or other financial and tax advisors.

Additional Information Regarding the Offer

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Shares. The solicitation and offer to buy the Company’s Shares is being made only by the Offer to Purchase, the Letter of Transmittal and the related materials. Stockholders should carefully read those materials because they contain important information, including the various terms and conditions of the Offer. The Offer to Purchase, the Letter of Transmittal and the related materials have been filed by the Company with the SEC and may be obtained free of charge at the SEC’s EDGAR website at www.sec.gov. Stockholders may also obtain copies of these documents, without charge, from the Company’s website at http://investors.vinebrookhomes.com/resources/2026-tender-offer-resources. Stockholders are urged to read these materials carefully before making any decision with respect to the Offer.

Stockholders and investors who have questions or need assistance may contact RBC Capital Markets, LLC at (877) 381-2099 (toll-free) or (212) 905-5846 (collect) or by email at stgdesk@rbccm.com. They may also contact LODAS Transfer, LLC, the Depositary and Paying Agent, at (833) 586-1960 (toll-free) or by email to vinebrooktender@lodasmarkets.com or NexPoint Securities, Inc., the Information Agent, at (833) 697-7253 (toll-free).

About VineBrook Homes Trust, Inc.

VineBrook Homes Trust, Inc. is an externally advised real estate investment trust. VineBrook Homes is focused on acquiring, developing, renovating, leasing and operating single-family rental home investments primarily located in large to medium size cities and suburbs located in the midwestern, heartland and southeastern United States markets. For more information, please visit investors.vinebrookhomes.com.

Forward Looking Statements

This press release includes forward-looking statements, including, among others, statements with respect to the terms and completion of the tender offer. The words or phrases “expect,” “intends,” “may,” “will,” and other similar expressions are intended to identify such forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect actual results, performance or achievements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, those described in greater detail in the Company’s filings with the SEC, particularly those described in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers should not place undue reliance on any forward-looking statements and are encouraged to review the Company’s other filings with the SEC for a more complete discussion of the risks and other factors that could affect any forward-looking statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changing circumstances or any other reason after the date of this press release.

CONTACTS

Investor Relations
Kristen Griffith
IR@nexpoint.com

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